UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RBC Bearings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

75524B104

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255104

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Whitney RBHC Investor, LLC, a Delaware limited liability company (IRS Identification No. 06-1610540), the sole managing member of which is Whitney V, L.P., a Delaware limited partnership.  The sole general partner of Whitney V, L.P. is Whitney Equity Partners V, LLC, a Delaware limited liability company.  The managing members of Whitney Equity Partners V, LLC are Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.

Citizenship or Place of Organization

A Delaware limited liability company.  The sole managing member is a Delaware limited partnership.  The sole general partner of such limited partnership is a Delaware limited liability company whose managing members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,637,412 shares of Common Stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,637,412 shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,637,412 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.22%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer RBC Bearings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One Tribology Center Oxford, CT 06478

Item 2.
(a)

Name of Person Filing
Whitney RBHC Investor, LLC is a Delaware limited liability company.  The name of the managing member of Whitney RBHC Investor, LLC is Whitney V, L.P., a Delaware limited partnership, whose business address is 177 Broad Street, Stamford, CT 06901.  The name of the general partner of Whitney V, L.P. is Whitney Equity Partners V, LLC, a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Equity Partners V, LLC are as follows:  Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

	(b)	Address of Principal Business Office or, if none, Residence Whitney RBHC Investor, LLC 177 Broad Street 15th Floor Stamford, CT 06901
(c)

Citizenship
Whitney RBHC Investor, LLC is a Delaware limited liability company.  Its managing member is a Delaware limited partnership.  The general partner of such limited partnership is a Delaware limited liability company.  All of the managing members of such general partner are citizens of the United States.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 75524B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2005:
(a) Amount beneficially owned: Whitney RBHC Investor, LLC is the beneficial owner of 5,637,412 shares.
(b) Percent of class: 34.22%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,637,412 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 5,637,412 shares
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney RBHC Investor, LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of its knowledge and belief, Whitney RBHC Investor, LLC certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

WHITNEY RBHC INVESTOR, LLC

By: Whitney V, L.P., its Managing Member
By: Whitney Equity Partners V, LLC, its General Partner

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member